Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	TSX: SVM	October 24, 2011
NYSE: SVM

SILVERCORP RECEIVES CLEAR FORENSIC ACCOUNTANTS REPORT

VANCOUVER, British Columbia – October 24, 2011 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) advises that it has received the report of KPMG Forensic Inc. (“KPMG”), commissioned by its Special Committee (the “KPMG Report”) to review the allegations issued by two anonymous sources in September respecting the Company’s financial position.

Highlights:

As Silvercorp fully anticipated, after an intensive forensic investigative process KPMG has, among other things, reported that:

  its procedures confirmed that the cash and short term investment balances reported by Silvercorp at December 31, 2010 and March 31, 2011, and shown in the financial records at August 31, 2011, were substantially correct;

  the findings of its procedures do not support the allegation that 2010 “reported revenues of US $153 million are ~10x its true revenues of US ~$15 million (according to SAIC filings)”;

  revenue reported in the financial statements on file at the Chinese State Administration of Industry and Commerce (“SAIC”) at the time of KPMG’s visit to the SAIC offices (the “SAIC Reported Revenue”) agrees to the revenue reported in the financial statements provided by local management (the “Management Provided Statements”);

  SAIC Reported Revenue agrees to revenue reported to local tax authorities in China (the “Tax Reported Revenue”), which was independently confirmed by KPMG with the tax authorities; and

  KPMG reconciled the SAIC Reported Revenue to within one thousand dollars of the revenue (“SEC Reported Sales”) reported in the financial statements filed with the United States Securities and Exchange Commission (the “SEC Filed Statements”).

The Special Committee has advised the board that in its view the findings of the forensic review support the integrity of the Company’s accounting system and financial reporting in China and North America. The review was intensive and it is also the view of the Special Committee that the Company’s processes were shown to be in accordance with good accounting practices. In light of the findings of the KPMG Report, the Special Committee is considering its review of the remaining allegations.

The full KPMG Report will be delivered to the British Columbia Securities Commission, the Toronto Stock Exchange and the New York Stock Exchange.

The KPMG Report:

Silvercorp’s Special Committee requested KPMG’s assistance in establishing the facts related to the allegations issued from two anonymous sources in September respecting the Company’s financial cash position, and particularly the anonymous allegations contained in the internet posting dated September 14, 2011, on www.chinastockwatch.com, and its prior version delivered to the Company on September 1, 2011 (the “Allegation Letter”).

Summary of KPMG’s Findings:

KPMG’s key comments and observations based on the procedures they performed are set out below:

Cash and Short Term Investments

KPMG confirmed with third parties cash balances (the “Confirmed Cash Balances”) and those short term investments (the “Confirmed Short Term Investments”) held by banks or financial institutions as of December 31, 2010, March 31, 2011 and August 31, 2011, and performed various other procedures outlined in their report. KPMG’s findings, which are based on the procedures performed and detailed in their report, do not support the allegation that Silvercorp overstated its cash and short term investments. KPMG’s procedures confirmed that the balances reported by Silvercorp at December 31, 2010 and March 31, 2011, and shown in the financial records at August 31, 2011, were substantially correct.

Table 1 below summarizes the total cash and short term investments that KPMG confirmed or otherwise reviewed and makes a comparison to the balances reported in the SEC Filed Statements, the balances reported in the audited financial statements filed with the SAIC at the time of the KPMG visit and viewed by KPMG onsite at the SAIC offices (the “SAIC Viewed Statements”) for Silvercorp’s key revenue generating subsidiaries, Henan Found Mining Co Ltd. ("Henan Found”) and Henan Hua Wei Mining Co Ltd. (“Hua Wei”) and the cash amount referenced in the Allegation Letter.

Table 1 Summary of Cash and Short Term Investments

	December 31,	March 31,	August 31,
	2010	2011	2011
	USD (000’s)	USD (000’s)	USD (000’s)
Balance in SEC Filed Statements	$223,745	$206,261	N/A
Confirmed Cash Balances[1]	$226,945	$206,475	$206,230
Balance in SAIC Viewed Statements	$66,918[2]	N/A	N/A
Balance in Allegation Letter	$7,000	N/A	N/A

1 The cash and short term investments reported in the SEC Filed Statements differ from the Confirmed Cash Balance due primarily to outstanding cheques that have been recorded in the general ledger but have not cleared the bank, differences in exchange rates and differences related to accrued interest.

2 Amounts included in the SAIC Viewed Statements are the balances for Henan Found and Hua Wei only, whereas the balance in the SEC Filed Statements and the Confirmed Cash Balance includes balances for all accounts held by Silvercorp and its subsidiaries worldwide.

None of the banks in China from whom KPMG obtained confirmations identified any amounts as being pledged, used as guarantees or otherwise restricted. The banks outside China identified two low dollar value guaranteed investment certificates, each less than CDN $50,000, which are held as security for MasterCard.

Comparison of Revenue from Various Sources

The Allegation Letter states that Silvercorp’s “reported revenues of US $153 million are ~10x its true revenues of US ~$15 million (according to SAIC filings)”. According to the “simplified consolidation report” from the Allegation Letter, sales of the Chinese Subsidiaries for the year ended December 31, 2010 total RMB 98.7 million.

Based on the work carried out, KPMG found that:

  The revenue recorded in the SAIC Viewed Statements agrees to the Management Provided Statements which were used to prepare the SEC Filed Statements of Silvercorp as at December 31, 2010; and

  In particular, the SAIC Reported Revenue agrees to the revenue in the trial balances of the books and records of Silvercorp’s China subsidiaries. This in turn agrees to the Tax Reported Revenue, in those instances where the tax authorities confirmed the revenue.

Generally KPMG’s work involved confirming Tax Reported Revenue with tax authorities in China, visiting SAIC offices to view the SAIC Viewed Statements and independently verifying the SAIC Reported Revenue and reconciling the SAIC Reported Revenue to the SEC Reported Sales. Table 2 below summarizes the comparison of the revenue figures KPMG obtained from various sources.

Table 2 - Comparison of Revenue for 2010 Calendar Year

	Revenue Per
	Management	SAIC Reported	Tax Reported	Revenue Per
Company	Provided	Revenue	Revenue	Allegation
	Statements*	(RMB)	(RMB)	Letter (RMB)
	(RMB)
Henan Found[1]	964,812,317	964,812,316	964,812,316	63,470,000
Hua Wei	89,717,997	89,717,996	89,717,996	33,850,000
Xinda[2]	180,973	Not Obtained	Not Obtained	Not Addressed
Xinshao	Not Applicable	Not Applicable	Not Applicable	1,295,000
Total (RMB)	1,054,711,287	1,054,530,312	1,054,530,312	98,615,000
Total (USD)	$155,780,857	$155,754,127	$155,754,127	$14,565,436

*Reconciled to SEC Reported Revenue.
1 Based on the representation by local management in China that the Lushi Branch financial results are consolidated with Henan Found and only the consolidated financial statements are filed with the SAIC.
2 Based on management’s representation that Xinda was amalgamated with Hua Wei during 2010.

Revenue Confirmed with Chinese Tax Authorities

KPMG obtained confirmations from the Chinese tax authorities that confirmed total revenue for the Chinese Subsidiaries in the amount of approximately RMB 1.05 billion (US $156 million). The details of the balances confirmed are set out in Table 2 above. KPMG confirmed the Tax Reported Revenues correspond to the SAIC Reported Revenue.

Verification of SAIC Reported Revenue

For Henan Found and Hua Wei, Silvercorp’s key revenue generating subsidiaries, KPMG obtained access to the SAIC Viewed Statements for 2010, and compared the SAIC Reported Revenue to the revenue reported in the Management Provided Statements, as set out in Table 2 above. KPMG confirmed the SAIC Reported Revenue corresponds to the revenue reported in the Management Provided Statements in all cases where such information was available, with the exception of Xinshao which KPMG was advised was not owned by Silvercorp at the time.

KPMG also obtained access to the 2009 and 2008 SAIC Viewed Statements for Henan Found and Hua Wei. KPMG made a detailed comparison of all figures presented in the Management Provided Statements against those presented in the SAIC Viewed Statements for the years ended December 31, 2010, 2009 and 2008. The figures reported in the Management Provided Statements correspond with those in the SAIC Viewed Statements for the years ended December 31, 2010, 2009 and 2008.

Reconciliation of Chinese Subsidiaries Revenue to SEC Reported Sales

KPMG’s findings do not support the allegation that, for 2010, “reported revenues of US $153 million are ~10x its true revenues of US ~$15 million (according to SAIC filings)”.

KPMG reconciled the SAIC Reported Revenue to within one thousand dollars of the SEC Reported Sales.

Net Income Analysis

Based on KPMG’s review of the Corporate Income Tax return for Henan Found, and on a simplified tax calculation described in their report, it appears that the corporate income tax (“CIT”) paid in 2010 and confirmed by the local tax authorities is consistent with the net income shown in the SAIC Viewed Statements of Henan Found.

Summary of KPMG’s Scope of Work and Procedures:

In carrying out their forensic work, KPMG confirmed cash and short term investments with the banks, confirmed Tax Reported Revenue, CIT paid and value-added tax (“VAT”) paid with local tax authorities in China, and viewed financial statements on file with the SAIC for Silvercorp’s two largest subsidiaries, Henan Found and Henan Hua Wei, for the years ended December 31, 2010, 2009 and 2008. The Chinese subsidiaries (the “Chinese Subsidiaries”) reviewed were:

  Henan Found - the 77.5% owned joint venture company running the Ying and TLP Mines;

  Henan Found Lushi Branch – created to facilitate tax payments to a second county into which the Ying mine extends;

  Hua Wei - the 80% owned joint venture company operating the HPG and LM Mines;

  Xinshao Yunxiang Mining Co. Ltd. ("Xinshao") – the 70% owned joint venture operator of the BYP gold mine, Hunan Province;

  Qinghai Found Mining Co Ltd ("Qinghai Found") – holding exploration properties in Qinghai Province;

  Anhui Yangtze Mining Co. Ltd. Yunfu Branch (“Yunfu Branch”)- the 95% owned joint venture holding 100% of the GC property in Guangdong Province;

  Guangdong Found Mining Co Ltd ("Guangdong Found") – the 95% owned subsidiary; and

  Silvercorp Metals China Inc. (British Columbia Incorporated) Beijing representative office.

In particular, KPMG were asked to perform and report on the following tasks:

  Assess the cash balances and short-term investments reported or recorded by Silvercorp at December 31, 2010, March 31, 2011 and August 31, 2011 (the “Book Cash Balances” and “Short Term Investment Book Balances”, respectively) compared to the Confirmed Cash Balances and Confirmed Short Term Investments, respectively);

  Confirm with the local tax authorities in China the Tax Reported Revenue, the CIT paid and the VAT paid by Silvercorp subsidiaries in the periods January 1, 2010 to December 31, 2010, January 1, 2011 to March 31, 2011, and April 1, 2011 to June 30, 2011;

  Compare the confirmed amount of Tax Reported Revenue to the SAIC Reported Revenue reported in the SAIC Viewed Statements for the 2010 calendar year;

  Compare the confirmed amount of CIT paid and VAT paid to the CIT paid and VAT paid as presented in the trial balances of the Chinese Subsidiaries;

  Obtain access to the SAIC Viewed Statements for the year ended December 31, 2010 to independently verify that the Management Provided Statements agree to the SAIC
  Viewed Statements. For Henan Found and Hua Wei this analysis was extended to include the years ended December 31, 2009 and December 31, 2008;

  Reconcile the SAIC Reported Revenue to the SEC Reported Sales for the period January 1, 2010 to December 31, 2010;

  Review the press releases issued by Silvercorp’s management in response to the allegations and filed on SEDAR (the “Management Response”) to identify financial information included in the Management Response and compare it to financial information that KPMG obtained in performing the above-noted procedures (KPMG’s review covered only those news releases available on www.sedar.com for the period September 2, 2011 until September 26, 2011; and

  Assess the net income reported by Silvercorp’s Chinese Subsidiaries in the SAIC Viewed Statements, based on the taxable income implied by the confirmed amount of CIT paid in China.

While the KPMG Report sets out certain scope limitations, it also states that aside from the possible impact of not speaking to the author of the Allegation Letter, the stated scope limitations are not expected to have a significant impact on its observations and conclusions.

KPMG was not asked to perform a broader investigation of all aspects of the allegations or an earnings management investigation. They did not undertake a comprehensive review of revenue and its source. Nor did they undertake a funds tracing or analysis of sources and uses of cash, or work to assess related parties.

Although KPMG’s work was focused on specific allegations, in relation to those allegations they performed procedures that included obtaining a significant amount of records and information directly from third parties. In China, their work involved sending multiple teams of staff to 10 cities in five provinces throughout China to obtain information relevant to the eight Chinese Subsidiaries included in their scope of work. Financial records were obtained directly from management in China, including the Management Provided Statements. In addition, records and information KPMG obtained directly from third parties in China include the following:

  In excess of 45 sets of bank confirmations from 25 banks and branches in China and related bank statements, most of which cover a 20 month period;

  8 People’s Bank of China settlement bank account checks;

  7 sets of confirmations covering multiple periods from local tax authorities in China; and

  8 annual filing reports from SAIC offices (the “SAIC Summary Information”).

Procedures performed in obtaining this information included:

  Attending in person at SAIC offices for each China subsidiary (except Xinshao which was not owned by Silvercorp at December 31, 2010) to request access to original source filings;

  Attending in person at the Banks in which Silvercorp’s Chinese Subsidiaries maintain deposits to obtain bank confirmations substantiating cash and short term investment balances;

  Attending at local tax authority offices with a Company representative to obtain confirmation letters setting out the Tax Revenue Reported, and CIT and VAT paid for the periods January 1 to December 31, 2010, January 1 to March 31, 2011 and April 1 to June 30, 2011 (the “Tax Review Periods”);

  Obtaining the corporate income tax return of the Chinese Subsidiaries for the Tax Review Periods and tracing the CIT paid to either the tax payment forms issued by the tax authority or to bank slips which indicated CIT paid;

  Obtaining the VAT returns of the Chinese Subsidiaries for the Tax Review Periods and traced the VAT paid to either the tax payment forms issued by the tax authority or to bank slips which indicated VAT paid; and

  Comparing the CIT paid and VAT recorded in the trial balances of the Chinese Subsidiaries for the Tax Review Periods to the respective amounts contained in confirmation letters obtained directly from the local tax authority.

KPMG also obtained in excess of 50 confirmations of cash and short term investments held outside of China from eight different banks and financial institutions.

In addition, KPMG obtained a significant volume of records and information from Silvercorp’s management and its Chinese Subsidiaries. In particular, the records and information KPMG obtained from the eight Chinese Subsidiaries, includes:

  Certificates and/or other documents related to over 60 bills receivable, term deposits and short term investments in financial assets;

  Over 30 sets of cash count and bank reconciliation records; and

  Over 200 sets of tax return and tax payment records.

The geographic dispersion and remoteness of the sites visited, along with the nature and volume of records and information that were obtained, impacted on the time required for KPMG to complete their procedures.

***

Correction to September 2, 2011 News Release:

Silvercorp also wishes to note that in the initial anonymous Allegation Letter received by the Company on September 1, 2011, the author erroneously referred to a grade of 845 grams per tonne silver as the measured resource estimate for the SGX property. This was taken from an out of date technical report, rather than the current NI 43-101 report which estimates a 774 g/t measured class silver resource. In the Company’s press release completed overnight and disseminated before market on September 2, 2011, the Company did not pick up this error, and restated the 845 g/t silver estimate as if it were the current estimate. The Company wishes to clarify that the measured class silver resource contained in the Company’s NI 43-101 report dated May 20, 2011 is 774 g/t. Myles Gao, P.Geo., President and Chief Operating Officer of Silvercorp, is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information in this section of the press release.

***

About Silvercorp Metals Inc.:

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining Camp in the Henan Province of China. The Company is developing its GC silver-lead-zinc mine in the Guangdong Province and recently acquired the BYP gold-lead-zinc mine in Hunan province. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information:

SILVERCORP METALS INC. Rui Feng, Chairman/CEO & Lorne Waldman, Corporate Secretary Phone:(604) 669-9397, Toll Free Phone: 1-888-224-1881 Fax: (604) 669-9387, Email: info@silvercorp.ca, website: www.silvercorp.ca.